Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Tom Rutledge's remarks made available in a video on Charter's internal website.

New Charter

The way we’ve approached cable at Charter is the way we are going to approach cable at New Charter. That is essentially what we’re calling the company. It’s New Charter. It’s the way we run Charter. It’s about putting the customer first and having excellent service, excellent products, investing in your networks, investing in people and in training, and building a better company so that our services last in the home.

We’re making headway with that in Charter. Our service calls are way down, our growth is up, our customers are more satisfied, and all of that is a result of the hard work we’ve done over the last three and a half years, at least that I’ve been here, and the hard work that was done before I got here.

We’re going to have to do the same thing going forward in the new company. We’re going to have to go all-digital. We are going to have to have new pricing and packaging. We’re going to have to improve our service, and we’re going to have to be organized in a way to make that all happen.

Creating Growth and Value

In fact, from an economic point of view, the value of the company both today and in the future is a function of what Charter is doing today. So, if we can make the Time Warner and Bright House assets that we’re acquiring work like Charter’s working right now, at the growth rate that Charter is producing and the quality of service improvements that Charter is making, and translate those into the new company, the whole company will be more valuable.

One of the ways that we’re going to have to prove that investments we’re going to make in Time Warner Cable and Bright House, like going all-digital and upping the data speeds and improving service, and bringing more work back on shore. Since I’ve been at Charter, we’ve hired a net 7,000 people. In the new company, we are going to have to hire another 20,000 people. We are going to be building new call centers. We are going to be buying our own trucks, tools and test equipment and running the business like Charter.

And as we make those investments, people are going to want to know that they’re going to work. The thing we’re going to point to is to Charter, to historic Charter. We’re going to show that historic Charter’s growth rate is superior to anybody’s in the industry right now, and Charter’s service is better than anyone in the industry. We’ll use that as a case in point, and as an example, for what’s going to happen to the new assets, to the new companies coming in.

It’s critical that we make all that work, but it’s also critical that we don’t take our eye off the ball in terms of what we’re doing at Charter because Charter is the test case for the value that we are about to create.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive

Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.